NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

December 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block
John Stickel

Re:	Netcapital Inc.
Registration Statement on Form S-1
File No. 333-282590

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Netcapital Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Standard Time, on Friday, December 20, 2024, or as soon thereafter as practicable.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

NETCAPITAL INC.

/s/ Martin Kay
Name:	Martin Kay
Title:	Chief Executive Officer